January 20, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman
Edwin Kim
Eiko Yaoita Pyles
Christine Davis

Re:	Box, Inc.
Registration Statement on Form S-1
File No. 333-194767

Acceleration Request

	Requested Date:	January 22, 2015
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Box, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-194767) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jon C. Avina at (650) 493-9300.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Sincerely,

BOX, INC.

/s/ Peter McGoff

Peter McGoff
Senior Vice President, General Counsel and Corporate Secretary

cc:	Aaron Levie, Box, Inc.

Dylan Smith, Box, Inc.

Dan Levin, Box, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Jose F. Macias, Wilson Sonsini Goodrich & Rosati, P.C.

Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP